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                            December 7, 2023

       Peter Crawford
       Chief Financial Officer
       The Charles Schwab Corporation
       3000 Schwab Way
       Westlake, TX 76262

                                                        Re: The Charles Schwab
Corporation
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2023
                                                            File No. 001-09700

       Dear Peter Crawford:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2022

       Risk Management
       Market Risk, page 46

   1. We note your response to comment 1, in which you note that you believe that qualitative information about your
use of EVE, combined with your presentation of sensitivity
                                                        analysis for your
exposure to interest revenue simulations, provides investors with the best understanding of
your exposure to market risks. We also note your qualitative discussion of the key
areas that management monitors to remain within your risk
                                                        appetite. In the
subsequent quarters, your EVE discussion in the relevant 10-Qs do not discuss whether your
assumptions, guidelines or other actions were changed as interest rates or other factors
changed. Please confirm that you will expand your qualitative discussion in future
filings, to address any qualitative changes made to your models, assumptions, targets or
management actions as a result of material changes to the key inputs during the
periods presented. Please provide us with your proposed disclosures.
 Peter Crawford
FirstName
The CharlesLastNamePeter Crawford
            Schwab Corporation
Comapany7,
December   NameThe
             2023 Charles Schwab Corporation
December
Page  2   7, 2023 Page 2
FirstName LastName
2. Similarly, in response to comment 2, you indicate the variables that contain assumptions, without providing disclosure about the assumptions themselves (e.g. prepayment speeds, term structure models, non-maturity deposit behavior, etc.). The subsequent quarterly reports note the same general areas where assumptions support your risk management evaluations, without significantly addressing changes to those assumptions, including in response to the substantial increase in rates. To the extent that the key assumptions used to support your quantitative evaluation of interest rate risk simulations change as a result of significant changes to market rates, address those changes in your market risk disclosure for the relevant periods. For instance, we note that during the period you expanded your presentation of the impact of interest rate changes from a single 100 basis point increase/decrease, to instead present 50, 100 and 200 basis points increase/decrease.
         However, your presentation continues to assume a "gradual increase or decrease" while referencing other simulations, including instantaneous and/or non-parallel shifts. Given the significant changes in interest rates that have occurred during the current year, provide your analysis as to why you have chosen not to only present the sensitivity analysis based on the gradual rate increase scenario.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Marc Thomas at 202-551-3452 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Christian Windsor at 202-551-3419 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Finance